AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 2020

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(AMENDMENT NO. 2)
ISSUER TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FIRSTHAND TECHNOLOGY VALUE FUND, INC.
(Name of Subject Company)

FIRSTHAND TECHNOLOGY VALUE FUND, INC.
(Name of Filing Person (Issuer))

SHARES OF COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

33766Y100
(CUSIP Number of Class of Securities)

Kevin M. Landis
Firsthand Capital Management, Inc.
150 Almaden Blvd., Suite 1250
San Jose, California 95113
(408) 886–7096
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Kelvin K. Leung, Esq. Firsthand Capital Management, Inc. 150 Almaden Blvd., Suite 1250 San Jose, CA 95113	David A. Hearth, Esq. Paul Hastings LLP 101 California Street, 48th Floor San Francisco, California 94111

December 17, 2019
(Date Tender Offer First Published,
Sent or Given to Security Holders)
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$4,000,000*	$519.20**
*Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $4,000,000 in aggregate shares of common stock, par value $0.001 per share, at the minimum tender offer price of $6.00 per share.
**The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the value of the transaction.
☑Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$519.20	Filing Party:	Firsthand Technology Value Fund, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	12/17/2019
☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐Third-party tender offer subject to Rule 14d-1.
☑Issuer tender offer subject to Rule 13e-4.
☐Going-private transaction subject to Rule 13e-3.
☐Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 2 SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on December 17, 2019 (the “Schedule TO”), which relates to the tender offer by Firsthand Technology Value Fund, Inc., a Maryland corporation (the “Company” or the “Fund”) and Mr. Kevin Landis, the Chairman of the Board and Chief Executive Officer of the Fund (“Mr. Landis”, together with the Fund, the “Offerors”), to purchase for cash up to $4 million of its common stock, $0.001 par value per share (the “shares”), at a price per share of not less than $6.00 and not more than $8.00 in cash, less any applicable withholding taxes and without interest. The Company’s offer was made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 2019 (the “Offer to Purchase”), in the Letter of Transmittal (the “Letter of Transmittal”), which together constitute the “Tender Offer”.

All information in the Tender Offer, including all schedules and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith

Item 11.   Additional Information.

Item 11(c) of the Schedule TO is hereby amended and supplemented by adding the following:

“On February 18, 2020, the Company issued a press release announcing the expiration and preliminary results of the Tender Offer. A copy of the press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.”

Item 12.   Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index.

EXHIBIT NUMBER	DESCRIPTION

(a)(5)(iii)	Press release announcing the Expiration and Preliminary Results of the Tender Offer, dated February 18, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2020

FIRSTHAND TECHNOLOGY VALUE FUND, INC. /s/Kevin Landis Name: Kevin Landis Title: President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase, December 17, 2019.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated December 17, 2019.

(a)(1)(iv)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated December 17, 2019.

(a)(5)(i)	Press release announcing the Tender Offer, dated December 17, 2019.

(a)(5)(ii)	Press release announcing the Extension of the Tender Offer, dated January 24, 2020.

(a)(5)(iii)	Press release announcing the Expiration and Preliminary Results of the Tender Offer, dated February 18, 2020.

(d)(1)	Depositary Agreement dated December 17, 2019 between the Fund and Computershare Trust Company, N.A.*

(d)(2)	Information Agent Agreement dated December 17, 2019 between the Fund and Georgeson LLC*